Mail Stop 3561

July 6, 2006

Mr. James Blake
  Chief Executive Officer
KOWLOON-CANTON RAILWAY CORPORATION
KCRC House, 9 Lok King Street
Fo Tan, Sha Tin
New Territories, Hong Kong

> **Re: Kowloon-Canton Railway Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2004**
> **File No. 1-15004**

Dear Mr. Blake:

        We have completed our review of your Form 20-F and have no further comments at this time.

                                    Sincerely,

                                    David R. Humphrey
                                    Accounting Branch Chief